Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE ANNOUNCES RECORD FOURTH QUARTER AND FULL FISCAL YEAR 2010 RESULTS

OTTAWA, Canada, May 6, 2010 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced record financial results for the fourth quarter and fiscal year 2010, ended February 28, 2010.  (All figures in Canadian dollars and Canadian GAAP.)

Q4 FY2010 Performance Summary:

•                  Revenue: $63.8 million, up 463% versus Q4 FY2009 and 14% versus Q3 FY2010

•                  Gross margin: 43%, versus 26% in Q4 FY2009 and 43% in Q3 FY2010

•                  Operating margin: 23%

•                  GAAP diluted earnings per share: $0.35

•                  Cash generated from operations: $16.2 million

•                  Cash, cash equivalents and short-term investments: $119.3 million

Revenue for the fourth quarter of fiscal 2010 increased 463% to $63.8 million, compared with $11.3 in the fourth quarter of fiscal 2009.  Revenue from customers within North America increased to $60.9 million, compared with $7.6 million in the fourth quarter of the prior fiscal year.

Fourth-quarter net income was $13.4 million or $0.35 per diluted share, compared with a net loss of $2.2 million or ($0.08) per diluted share in the fourth quarter of 2009.  Gross margin for the fourth quarter was 43%, compared with 26% in the fourth quarter of the prior fiscal year, and 43% in the third quarter of this fiscal year; operating margin was 23% in the quarter.

“DragonWave executed well, driving solid fourth-quarter results to complete an outstanding fiscal year,” stated DragonWave President and CEO Peter Allen.  “We are delivering innovative solutions and investing for growth in one of the most dynamic segments of the global wireless equipment market.”

FY2010 Performance Summary:

•                  Revenue: $171.1 million, up 295% versus FY2009

•                  Gross margin: 42%, versus 34% in FY2009

•                  Operating margin: 19%

•                  GAAP diluted earnings per share: $0.90

Revenue for the full fiscal year 2010 was $171.1 million, an increase of 295% compared with $43.3 million for the prior fiscal year.  Net income for the full fiscal year was $29.4 million or $0.90 per diluted share, compared with a net loss of $6.0 million or ($0.21) per diluted share for the prior fiscal year.

Cash, cash equivalents, and short-term investments totaled $119.3 million at the end of Q4 FY2010, compared to $104.0 million at the end of the prior quarter, and $23.5 million at the end of Q4 FY2009.

Revenue Outlook for Q1 FY2011

Beginning in Q1 FY2011, DragonWave will report financial results in US dollars.  For comparison purpose, revenue in Q1 FY2010, restated in US dollars, was US$13.0 million (CDN$16.0 million).  The Company expects revenue for Q1 FY2011 to be approximately US$50 million.

Conference Call Details:

The DragonWave management team will discuss the results on a conference call and webcast beginning at 8:30 a.m. Eastern Time, tomorrow, May 7, 2010.  The conference call can be accessed by dialing 877-312-9202 in North America, or 408-774-4000 outside North America.  The webcast link and presentation slides can be accessed at the Investor section of the DragonWave website at: http://investor.dragonwaveinc.com/events.cfm.  An archive of the webcast will be available in the Investor section of the DragonWave website at http://investor.dragonwaveinc.com/.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® is a registered trademark of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release, including the estimate of revenue for the first quarter of fiscal year 2011 provided above, constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. These statements are subject to certain assumptions, risks and uncertainties. Material factors and assumptions used to develop such estimates include:

•                  DragonWave’s expectations regarding the scale of future network deployment plans by its existing customers;

•                  DragonWave’s expectations regarding the volume of anticipated order activity; and

•                  The timing of network deployments by DragonWave’s existing customers occurring within currently anticipated schedules.

Readers are cautioned not to place undue reliance on such statements.

These statements are provided to enable external stakeholders to understand DragonWave’s expectations as of the date of this release and may not be appropriate for other purposes.

Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements.  Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively, and include the following:

•                  DragonWave relies on a small number of customers for a large percentage of its revenue.

•                  DragonWave’s growth is dependent on the development and growth of the market for high-capacity wireless communications services.

•                  DragonWave faces intense competition from several competitors and if it does not compete effectively with these competitors, its revenues may not grow and could decline. DragonWave also faces competition from indirect competitors.

•                  DragonWave relies on its suppliers to supply components for its products and the Company is exposed to the risk that these suppliers will not be able to supply components on a timely basis, or at all.

•                  DragonWave’s success depends on its ability to develop new products and enhance existing products.

•                  If DragonWave is required to change its pricing models to compete successfully, its margins and operating results may be adversely affected.

•                  DragonWave’s quarterly revenue and operating results can be difficult to predict and can fluctuate substantially.

•                  DragonWave has a lengthy and variable sales cycle.

DragonWave assumes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law.

For further information

John Lawlor

Vice President Investor Relations

613-895-7000

John.lawlor@dragonwaveinc.com

CONSOLIDATED BALANCE SHEETS

Expressed in Canadian $000’s

	As at	As at
	February 28,	February 28,
	2010	2009
Assets
Current Assets
Cash and cash equivalents	110,805	8,504
Short term investments	8,498	14,994
Trade receivables	30,445	10,523
Other receivables	1,896	720
Inventory	25,166	14,238
Prepaid expenses	759	173
Future income tax asset	459	—
	178,028	49,152
Long Term Assets
Property, equipment and intangible assets	7,942	2,676
Future income tax asset	62	—
	8,004	2,676

Total Assets	186,032	51,828

Liabilities
Current Liabilities
Line of credit	—	641
Accounts payable and accrued liabilities	35,732	5,640
Income taxes payable	879	37
Deferred revenue	1,070	2,215
	37,681	8,533

Long Term Liabilities	2,212	—

Commitments

Shareholders’ equity
Capital stock	193,115	119,925
Contributed surplus	1,472	1,230
Deficit	(48,448)	(77,860)
	146,139	43,295

Total Liabilities and Shareholders’ Equity	186,032	51,828

Shares issued & outstanding	36,934,917	28,559,297

CONSOLIDATED STATEMENTS OF OPERATIONS,

COMPREHENSIVE INCOME (LOSS) AND DEFICIT

Expressed in Canadian $000’s except share and per share amounts

	Three months ended		Twelve months ended
	February 28		February 28
	2010	2009	2010	2009

REVENUE	63,826	11,333	171,104	43,334
Cost of sales	36,437	8,394	99,327	28,683
Gross profit	27,389	2,939	71,777	14,651

EXPENSES
Research and development	5,126	2,476	16,224	10,628
Selling and marketing	4,691	2,453	15,252	10,649
General and administrative	2,804	1,051	8,109	4,079
Investment tax credits	180	—	—	(82)
Restructuring charges	—	17	—	501
	12,801	5,997	39,585	25,775
Income (Loss) from operations	14,588	(3,058)	32,192	(11,124)

Interest income	64	83	128	693
Interest expense	(1)	(10)	(29)	(35)
Gain on sale of property, equipment and intangible assets	—	—	279	—
Foreign exchange gain (loss)	(1,037)	850	(2,799)	4,514
Income (Loss) before income taxes	13,614	(2,135)	29,771	(5,952)

Income tax expense	212	15	359	37
Net and Comprehensive Income (Loss)	13,402	(2,150)	29,412	(5,989)

Deficit, beginning of period	(61,850)	(75,710)	(77,860)	(71,871)
Deficit, end of period	(48,448)	(77,860)	(48,448)	(77,860)

Income (Loss) per share
Basic	0.37	(0.08)	0.93	(0.21)
Diluted	0.35	(0.08)	0.90	(0.21)

Weighted Average Shares Outstanding
Basic	36,461,643	28,536,447	31,523,226	28,537,202
Diluted	37,914,614	28,536,447	32,635,342	28,537,202

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in Canadian $000’s

	Three months ended		Twelve months ended
	February 28,	February 28,	February 28,	February 28,
	2010	2009	2010	2009

Operating Activities
Net Income (loss)	13,402	(2,150)	29,412	(5,989)
Items not affecting cash
Depreciation	640	288	1,726	1,070
Stock-based compensation	236	162	1,010	624
Warrant expense	—	—	—	2
Unrealized foreign exchange (gain) loss	1,511	278	2,234	(907)
Gain on sale of property, equipment and intangible assets	—	—	(279)	—
Benefit on recognition of future income tax asset	(253)	—	(521)	—
Inventory impairment	(329)	(1,044)	(1,221)
Accrued interest on fair value of short term investments	(14)	(231)	(14)	(159)
	15,193	(1,653)	32,524	(6,580)

Changes in non-cash working capital items	1,003	79	(388)	(3,776)
	16,196	(1,574)	32,136	(10,356)

Investing Activities
Acquisition of property, equipment and intangible assets	(1,172)	(116)	(5,893)	(923)
Maturity of short term investments	4,998	151	6,510	17,073
	3,826	35	617	16,150

Financing Activities
Change in line of credit	—	10	(641)	91
Exercise of warrants	—	—	—	150
Issuance of common shares net of issuance costs	1,773	5	72,423	11
	1,773	15	71,782	252

Effect of foreign exchange on cash and cash equivalents	(1,511)	(278)	(2,234)	907

Net increase in cash and cash equivalents	20,284	(1,802)	102,301	6,953

Cash and cash equivalents at beginning of period	90,521	10,306	8,504	1,551

Cash and cash equivalents at end of period	110,805	8,504	110,805	8,504

Cash paid during the period for interest	1	10	29	35